Direct Owners/Executive Officers

Organization CRD Number: 171752

Organization SEC Number: 8-69476

No IA Record

Organization Name: KEZAR TRADING, LLC

Applicant Name: LEVEL MARKETS, LLC

Full Legal Name	Domestic, Foreign, Individual	Status	Date Status Acquired	Ownership Code	Control person	Public Reporting Company	CRD#, EIN, SSN, IRS#
STUPAY, MICHAEL ELLIOT	Individual	FINOP,PRINCIPAL OPERATIONS OFFICER, PRINCIPAL FINANCIAL OFFICER	03/2022	Less than 5%	N	N	2287906
LEVEL HOLDINGS, LLC	Domestic Entity	OWNER	03/2022	75% or more	Y	N	20-1926812
MIELE, STEPHEN R	Individual	CHIEF EXECUTIVE OFFICER	03/2022	Less than 5%	Y	N	2645590
DOLAN, JAMES CHRISTOPHER	Individual	CHIEF COMPLIANCE OFFICER	09/2015	Less than 5%	Y	N	3219968
HAGEN, DAVID WALTER	Individual	CHIEF PRODUCT OFFICER	03/2022	Less than 5%	N	N	2101752
LINARES, JOHN FITZGERALD	Individual	GENERAL COUNSEL, CORPORATE SECRETARY	03/2022	Less than 5%	N	N	3104547